                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                        MILESTONE SCIENTIFIC, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, 0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    91232910
            ---------------------------------------------------------
                                 (CUSIP Number)

           Eric R. Roper, Esq., c/o Roper, Barandes & Fertel LLP
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 10, 1997
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                                --------------------------
CUSIP NO.                                              PAGE   OF   PAGES
----------------------                                --------------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Little Wing L.P. 13-3778596
--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3        SEC USE ONLY


--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                       WC
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]


--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

    NUMBER OF
     SHARES              -------------------------------------------------------
   BENEFICIALLY                 8        SHARED VOTING POWER
    OWNED BY
      EACH                                                          533,046
    REPORTING            -------------------------------------------------------
     PERSON                     9        SOLE DISPOSITIVE POWER
      WITH

                         -------------------------------------------------------
                               10        SHARED DISPOSITIVE POWER

                                                                    533,406
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    533,046
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                    7.14
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                                       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------                                --------------------------
CUSIP NO.                                              PAGE   OF   PAGES
----------------------                                --------------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     Quilcap Corp. 13-3780878
--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [XX]
                                                                       (b)   [ ]

--------------------------------------------------------------------------------
    3        SEC USE ONLY


--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                 WC
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Delaware
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

   NUMBER OF
    SHARES               -------------------------------------------------------
 BENEFICIALLY                   8        SHARED VOTING POWER
   OWNED BY
     EACH                                                       533,046
  REPORTING              -------------------------------------------------------
    PERSON                      9        SOLE DISPOSITIVE POWER
     WITH

                         -------------------------------------------------------
                               10        SHARED DISPOSITIVE POWER

                                                                533,046
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                533,046
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                    7.14
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                                     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------                                --------------------------
CUSIP NO.                                                PAGE   OF   PAGES
----------------------                                --------------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                           Tradewinds Fund Ltd.
--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [XX]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]


--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                 British Virgin Islands
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER
      NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY           -------------------------------------------------------
       EACH                     8        SHARED VOTING POWER
     REPORTING
      PERSON                                                    108,050

                         -------------------------------------------------------
                                9        SOLE DISPOSITIVE POWER


                         -------------------------------------------------------
                               10        SHARED DISPOSITIVE POWER

                                                                108,050
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                108,050
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                    1.48
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                                     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------                                --------------------------
CUSIP NO.                                                PAGE   OF   PAGES
----------------------                                --------------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            Contrary Fund Ltd.
--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [XX]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                 WC
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]


--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OR ORGANIZATION

                                 Republic of Ireland
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER
      NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY           -------------------------------------------------------
       EACH                     8        SHARED VOTING POWER
     REPORTING
      PERSON                                                    109,570

                         -------------------------------------------------------
                                9        SOLE DISPOSITIVE POWER


                         -------------------------------------------------------
                               10        SHARED DISPOSITIVE POWER

                                                                109,570
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                109,570
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                    1.50
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                                     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------                                --------------------------
CUSIP NO.                                                PAGE   OF   PAGES
----------------------                                --------------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  Quilcap International Corp. 13-3868725
--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [XX]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                 WC
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Delaware
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER
      NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY           -------------------------------------------------------
       EACH                     8        SHARED VOTING POWER
     REPORTING
      PERSON                                                    217,620

                         -------------------------------------------------------
                                9        SOLE DISPOSITIVE POWER


                         -------------------------------------------------------
                               10        SHARED DISPOSITIVE POWER

                                                                217,620
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                217,620
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                    2.99
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                                     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------                                --------------------------
CUSIP NO.                                                PAGE   OF   PAGES
----------------------                                --------------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                  Parker Quillen ###-##-####
--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [XX]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                 WC
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States Of America
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER
      NUMBER OF
       SHARES
    BENEFICIALLY
      OWNED BY           -------------------------------------------------------
       EACH                     8        SHARED VOTING POWER
     REPORTING
      PERSON                                                    750,666

                         -------------------------------------------------------
                                9        SOLE DISPOSITIVE POWER


                         -------------------------------------------------------
                               10        SHARED DISPOSITIVE POWER

                                                                750,666
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                750,666
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                    9.92
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                                     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.        Securities and Issuer.

        This filing relates to the purchase of shares of Common Stock, par value $0.001 per share (the "Common Stock"), issued by Milestone Scientific, Inc., a Delaware corporation (the "Company"), whose principal executive offices are at 220 South Orange Avenue, Livingston Corporate Park, Livingston, N.J. 07039.

Item 2.        Identity and Background

        (a) This filing is made by: (i) Little Wing, L.P., a Delaware limited partnership ("Little Wing"), (ii) Tradewinds Fund Ltd. ("Tradewinds") a British Virgin Islands corporation which has entered into a contract to receive investment management services from Quilcap International Corp.; (iii) Contrary Fund Ltd. ("Contrary") a corporation formed in the Republic of Ireland which has entered into a contract to receive investment management services from Quilcap International Corp.; (iv) Quilcap Corp. ("Quilcap") a Delaware corporation which is the General Partner of Little Wing; (v) Quilcap International Corp. ("International") a Delaware corporation which is the Investment Manager for Tradewinds and Contrary; and (vi) Parker Quillen, ("Quillen") the President of Quilcap and International.

        (b) The address of Little Wing is c/o Quilcap Corp., 375 Park Avenue - Suite 1404, New York, New York 10152.

               Quilcap, International, Tradewinds, Contrary and Quillen all share the same address with Little Wing.

        (c) (i) the principal business of Little Wing is that of a private investment entity engaging in the purchase and sale of securities; (ii) the principal business of Quilcap is serving as General Partner of Little Wing;
(iii) the principal business of Tradewinds and Contrary is that of private investment entities engaging in the purchase and sale of securities; (iv) the principal business of International is serving as Investment Manager for various entities, including Tradewinds and Contrary; (iv) the principal business of Quillen is serving as the President of Quilcap and International.

        (d) None of the persons referred to in paragraph 2 (a) above has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the persons referred to in paragraph 2 (a) above has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)    Mr. Quillen is a United States citizen.

Item 3.        Source and Amount of Funds or Other Consideration.

        (a) Little Wing purchased 233,333 shares of Common Stock and received a Warrant to purchase an additional 233,333 shares of Common Stock, pursuant to the terms of the Stock Purchase Agreement and Warrant attached as Exhibits hereto. The purchase price for this transaction was $1,399,998. Little Wing also purchased an additional 79,380 shares of Common Stock in separate transactions on the open market, as detailed on Schedule A. The purchase price for the shares purchased on the open market was $573,327.50. All funds for the purchases were furnished from the working capital funds of Little Wing. Little Wing also sold 13,000 shares on the open market for a price of $150,670.00.

        (b) Tradewinds purchased 50,000 shares of Common Stock and received a Warrant to purchase an additional 50,000 shares of Common Stock, pursuant to the Stock Purchase Agreement and Warrant attached as Exhibits hereto. The purchase price for this transaction was Three Hundred Thousand Dollars ($300,000). Tradewinds also purchased an additional 14,050 shares of Common Stock in separate transactions on the open market, as detailed on Schedule B. The purchase price for the shares purchased on the open market was $101,528.59. All funds for the purchases were furnished from the working capital of Tradewinds. Tradewinds also sold 6,000 shares on the open market for a price of $69,600.

        (c) Contrary purchased 50,000 shares of Common Stock and received a Warrant to purchase an additional 50,000 shares of Common Stock, pursuant to the terms of the Stock Purchase Agreement and Warrant attached as Exhibits hereto. The purchase price for this transaction was $300,000. Contrary also purchased 15,570 shares of Common Stock in separate transactions on the open market, as detailed in Schedule C. The purchase price for the shares purchased on the open market was $112,439.00. All funds for the purchases were furnished from the working capital of Contrary. Contrary also sold 6,000 shares on the open market for a price of $69,600.

        (d) Quilcap Corp. may be deemed a beneficial owner of Little Wing's shares by virtue of its status as General Partner of Little Wing.

        (e) International may be deemed a beneficial owner of Tradewind's and Contrary's shares by virtue of its investment management contracts with Tradewinds and Contrary respectively.

        (f) Quillen may be deemed a beneficial owner of all shares held by Little Wing, Tradewinds and Contrary because Quillen is President of both Quilcap and International.

Item 4. Purpose of Transaction.

        Little Wing, Tradewinds and Contrary acquired the shares of Common Stock in the Company for investment purposes only. Little Wing, Tradewinds and Contrary may make further purchases of Common Stock from time to time and each entity may dispose of any or all of the respective shares of Common Stock held by it at any time. Little Wing, Quilcap, Tradewinds, Contrary, International and Quillen have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of
Schedule 13D. Any of the entities and/or Quillen may, at any time and from time to time, review or reconsider their respective positions with respect to the Company, and formulate plans or proposals with respect to the Company, and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.        Interest in Securities of the Issuer.

        (a) As of the date hereof, Little Wing beneficially owns 299,713 shares of Common Stock and a Warrant to purchase 233,333 shares of Common Stock at $9.00 per share. Such shares, inclusive of the shares issuable upon exercise of the Warrant, total 533,046 and constitute approximately 7.14% of the shares outstanding. Little Wing's percentage of beneficial ownership in the Company is calculated based upon the aggregate of (i) the 5,568,152 shares of Common Stock stated to be issued and outstanding as of July 31,

1997 as reflected in the Company's proxy statement dated August 20, 1997; (ii) the 1,666,666 shares issued between September 9, 1997 and September 11, 1997 and
(iii) the 233,333 shares issuable to Little Wing upon exercise of its Warrant. The calculation excludes any shares of Common Stock issuable to Tradewinds and Contrary under their respective Warrants.

        (b) Tradewinds beneficially owns 58,050 shares of Common Stock and a Warrant to purchase 50,000 more shares of Common Stock at $9.00 per share. Such shares total 108,050 and constitute approximately 1.48% of the shares outstanding. The percentage of shares outstanding owned by Tradewinds is calculated based upon the aggregate of (i) and (ii) of paragraph 5 (a) plus the 50,000 shares issuable to Tradewinds upon exercise of its Warrant. The calculation excludes any shares of Common Stock issuable to Little Wing and Contrary under their respective Warrants.

        (c) Contrary beneficially owns 59,570 shares of Common Stock and a Warrant to purchase 50,000 more shares of Common Stock at $9.00 per share. Such shares total 109,570 and constitute approximately 1.50% of the shares outstanding. The percentage of shares outstanding owned by Contrary is based on the aggregate of (i) and (ii) of Paragraph 5(a) plus the shares issuable to Contrary upon exercise of the Warrant. The calculation excludes any shares of Common Stock issuable to Little Wing and Tradewinds under their respective Warrants.

        (d) Little Wing has the power to vote and to dispose of the shares of Common Stock owned by it, which power may be exercised by Quillen, as President of Quilcap, Little Wing's General Partner.

        (e) Tradewinds and Contrary each have the power to vote and dispose of their respective shares, which power may be exercised by Quillen, as President of International, the Investment Manager to both entities.

        (f) The trading dates, number of shares sold and price per share for the transactions by Little Wing, Tradewinds and Contrary are set forth in Schedules A, B and C respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        1. (a) Stock Purchase Agreement dated September 9, 1997 between Little Wing and Company for Little Wing's purchase of 233,333 shares.

               (b) Stock Purchase Agreement dated September 9, 1997 between Tradewinds and Company for Tradewind's purchase of 50,000 shares.

               (c) Stock Purchase Agreement dated September 9, 1997 between Contrary and Company for Contrary's purchase of 50,000 shares.

        2. (a) Registration Rights Agreement between Little Wing and Company dated September 9, 1997.

               (b) Registration Rights Agreement between Tradewinds and Company dated September 9, 1997.

               (c) Registration Rights Agreement between Contrary and Company dated September 9, 1997.

        3.     (a)    A Warrant entitling Little Wing to purchase 233,333
shares of Company at $9.00 per share between September 7, 1997 and September 9, 1999.

        (b) A Warrant entitling Tradewinds to purchase 50,000 shares of Company at $9.00 per share between September 7, 1997 and September 9, 1999.

        (c) A Warrant entitling Contrary to purchase 50,000 shares of Company at $9.00 per share between September 7, 1997 and September 9, 1999.

Item 7.        Material to be Filed as Exhibits.

        There is filed herewith:

        1. As Exhibit 1, copies of the Stock Purchase Agreement dated September 9, 1997, the Registration Rights Agreement dated September 9, 1997 and Warrant between Company and Little Wing.

        2. As Exhibit 2, copies of the Stock Purchase Agreement dated September 9, 1997, the Registration Rights Agreement dated September 9, 1997 and the Warrant between Company and Tradewinds.

        3. As Exhibit 3, copies of the Stock Purchase Agreement dated September 9, 1997, the Registration Rights Agreement dated September 9, 1997 and the Warrant between Company and Contrary.

Dated:         October 3, 1997

                                            LITTLE WING, L.P.
                                            By:  Quilcap Corp.
                                                 General Partner


                                            By: /s/ PARKER QUILLEN
                                                __________________________
                                                Parker Quillen - President

                                            QUILCAP CORP.

                                            By:    /s/ PARKER QUILLEN
                                                   ___________________________
                                                    Parker Quillen - President

                                            QUILCAP INTERNATIONAL CORP.

                                            By:    /s/ PARKER QUILLEN
                                                   ____________________________
                                                    Parker Quillen - President

                                            TRADEWINDS FUND LTD.
                                            BY:  Quilcap International Corp.

                                            By:    /s/ PARKER QUILLEN
                                                   ____________________________
                                                    Parker Quillen - President

                                            CONTRARY FUND LTD.
                                            BY: Quilcap International Corp.

                                            By:    /s/ PARKER QUILLEN
                                                   ____________________________
                                                    Parker Quillen - President

                                                   /s/ PARKER QUILLEN
                                              ---------------------------------
                                                          Parker Quillen

                                   Schedule A
                                Little Wing, L.P.

  Trade Date           No. of Securities               Price Per Share
                       Purchased (Sold)
------------------------------------------------------------------------
  8/14/97                35,900  shares ('sh')            $7.21
  8/15/97                18,700  sh                       $7.30
  8/18/97                 1,800  sh                       $7.06
  8/21/97                 6,300  sh                       $7.44
  8/21/97                   180  sh                       $7.44
  8/22/97                 7,700  sh                       $7.34
  8/25/97                 2,500  sh                       $7.00
  8/27/97                 1,050  sh                       $6.81
  8/28/97                 5,250  sh                       $6.81
  9/9/97                (13,000) sh                      ($11.59)
  9/10/97               233,333  sh                       $6.00
  9/10/97               233,333  warrants                  N/A

                                   Schedule B
                              Tradewinds Fund Ltd.

  Trade Date           No. of Securities               Price Per Share
                       Purchased (Sold)
------------------------------------------------------------------------
 8/14/97                5,800  shares ('sh')              $7.21
 8/15/97                3,540  sh                         $7.30
 8/18/97                  300  sh                         $7.11
 8/21/97                1,080  sh                         $7.44
 8/22/97                1,540  sh                         $7.34
 8/25/97                  530  sh                         $7.00
 8/27/97                  210  sh                         $6.88
 8/28/97                1,050  sh                         $6.81
 9/9/97                (6,000) sh                        ($11.60)
 9/10/97               50,000  sh                         $6.00
 9/10/97               50,000  warrants                     N/A

                                   Schedule C
                                Contrary Fund Ltd.

  Trade Date           No. of Securities               Price Per Share
                       Purchased (Sold)
------------------------------------------------------------------------
 8/14/97               6,800  shares ('sh')               $7.21
 8/15/97               3,060  sh                          $7.30
 8/18/97                 400  sh                          $7.06
 8/21/97               1,440  sh                          $7.44
 8/22/97               1,760  sh                          $7.34
 8/25/97                 670  sh                          $7.00
 8/27/97                 240  sh                          $6.81
 8/28/97               1,200  sh                          $6.81
 9/9/97               (6,000) sh                         ($11.60)
 9/10/97              50,000  sh                          $6.00
 9/10/97              50,000  warrants                      N/A

                           JOINT ACQUISITION STATEMENT

                         PURSUANT TO RULE 13D-1 (f) (1)

        The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated:         October 3, 1997

                                            LITTLE WING, L.P.
                                            By:    Quilcap Corp.
                                                   General Partner

                                            By: _________________________
                                                Parker Quillen, President

QUILCAP CORP.                               TRADEWINDS FUND, LTD.
                                            By: Quilcap International Corp.

By: _________________________               By:    __________________________
    Parker Quillen, President                      Parker Quillen, President

QUILCAP INTERNATIONAL CORP.                 CONTRARY FUND, LTD.
                                            By: Quilcap International Corp.

By: __________________________              By:    __________________________
    Parker Quillen, President                      Parker Quillen, President

-------------------------------
        PARKER QUILLEN




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